SHULMAN ROGERS GANDAL PORDY & ECKER, P.A.

04012069

Writer's Direct Dial Number:
301-230-5208
croberts@srgpe.com

January 6, 2004

SUPPL

SEC MAIL PROCESSING RECEIVED JAN 12 2004 WASH. D.C. 158 SECTION

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
SEC File No. 82-34672
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

January 6, 2004 Director Shareholding – Dr. Ing F D Lennertz

The Company understands that pursuant to Rule 12g3-2(b) the information and document furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and document constitutes an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope.

If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

Very Truly Yours,

SHULMAN, ROGERS, GANDAL,
PORDY & ECKER, P.A.

By: *[signature]*
Christopher C. Roberts

PROCESSED
JAN 21 2004
THOMSON FINANCIAL

dlw 1/14

Enclosure
cc: Carmelina Carfora,
Company Secretary (w/o enc.)
18031915-26.doc
T:012004

11921 Rockville Pike, Rockville, Maryland 20852-2743 • Tel: (301) 230-5200 • Fax: (301) 230-2891
Washington, D.C. Office: (202) 872-0400 • Greenbelt, Maryland Office: (301)699-9883 • Tysons Corner, Virginia Office: (703)684-5200
E-mail: lawfirm@srgpe.com • Internet: www.shulmanrogers.com • TDD: (301) 230-6570

REG-Electrocomponents Director Shareholding

RNS Number:9085T
Electrocomponents PLC
06 January 2004

ELECTROCOMPONENTS PLC ("Electrocomponents")

The Company has been informed that on 6 January 2004 Dr -Ing F D Lennertz, a Non-Executive Director of the Company, acquired 1,504 ordinary shares of 10p in the Company.

The shares were acquired at a price of 329.5p.

Dr Lennertz now holds 8,034 shares in the Company, which represents less than 0.1% of the issued share capital.

Carmelina Carfora

Group Company Secretary

6 January 2004